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                                                                  EXHIBIT (A)(9)
                              KUHLMAN NEWS RELEASE
For Immediate Release:                                           January 3, 1996
                KUHLMAN EXERCISES OPTION TO ACQUIRE STOCK OWNED
                        BY COMMUNICATION CABLE PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
Kuhlman Corporation (NYSE:KUH) today announced that, pursuant to its agreement with James R. Fore, the President and Chief Executive Officer of Communication Cable, Inc. (NASDAQ:CABL), it has exercised its option to acquire all of Mr. Fore's Communication Cable stock at a purchase price of $12.00 per share. Mr. Fore owns 268,128 shares of Communication Cable stock and holds exercisable options to purchase another 47,475 shares, for a total of 315,603 shares, or approximately 12% of the outstanding stock of Communication Cable (approximately 11% on a fully diluted basis).
Robert S. Jepson, Jr., Chairman and Chief Executive Officer of Kuhlman Corporation, stated that, "Our previously-announced tender offer for any and all remaining shares of Communication Cable, also at $12.00 per share, net, in cash, is continuing forward. As noted in our November 29, 1995 News Release, Kuhlman has requested that Communication Cable call a special meeting of shareholders for the purpose of voting, in accordance with the provisions of the North Carolina Control Share Acquisition Act, to permit Kuhlman to vote Communication Cable shares that it will acquire in its tender offer and pursuant to its agreement with Mr. Fore. We anticipate that a shareholder meeting will be held in early to mid-February, with our tender offer being completed shortly thereafter."
Kuhlman Corporation is a holding company engaged in two core business segments:
1) Electrical Products which manufactures and markets electrical products such as electrical and electronic wire and cable products; and distribution, power and instrument transformers; and 2) Industrial Products which manufactures and markets industrial products such as turbochargers, engine cooling fans, fan drives and vibration dampers used in medium and heavy duty diesel engines, light, medium and heavy duty trucks, and agricultural and construction equipment; and spring products and metal stampings for automotive and nonautomotive applications.
For further information, contact:
                     Investor Relations
                     Kuhlman Corporation
                     3 Skidaway Village Square
                     Savannah, Georgia 31411
                     Telephone (912) 598-7809